

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 28, 2010

Alexander C. Juden
General Counsel and Secretary
Schlumberger Limited
5599 San Felipe, 17th Floor
Houston, Texas 77056

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Registration Statement on Form S-4**
> **Filed April 27, 2010**
> **File No. 333-166326**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 5, 2010**
> **File No. 1-04601**

Dear Mr. Juden:

In addition to the comments issued on May 25, 2010, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 6

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks…, page 8

1. We note from disclosure on page 8 that you conduct operations in Cuba, Iran, Syria and Sudan. Please describe to us the transactions, contracts, agreements and understandings you have entered into with Cuba, Iran, Syria and Sudan since your letter to us of April 8, 2009 and provide us with an updated materiality analysis of your contacts with these countries individually and in the aggregate, and whether these contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

2. Please describe to us the nature of the activities underlying the grand jury investigation and regulatory inquiry with respect to your operations in certain of these countries.

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3645 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Kirkland, Jr. (713.229.7701)